UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **August 25, 2005**

VTEX ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950	
Houston, Texas	**77074**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ]   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ]   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ]   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ]   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01 Entry into a Material Definitive Agreement

On August 25, 2005, the Registrant undertook a change in its executive management team. In connection with such change, the Registrant's current President, Chief Executive Officer and Chairman, Stephen F. Noser, relinquished his duties related to those positions and assumed the duties and responsibilities of Executive Vice President and General Counsel. Mr. Noser will remain a member of the Registrant's Board of Directors. In addition to the change in Mr. Noser's responsibilities, Mr. Grant G. Emms was engaged as the new President and Chief Executive Officer and appointed to the Board of Directors and R. Desmond McVeigh was appointed as the new Chairman of the Board of Directors. In addition, Randal B. McDonald, Jr., the Registrant's current Chief Financial Officer was appointed Senior Vice President and Chief Financial Officer. Mr. McDonald will remain a member of the Registrant's Board of Directors. In connection with these management changes, the Registrant's Board of Directors, in accordance with Article III, Section 2 of the Bylaws of the Registrant, adopted a resolution increasing the number of directors from two to five. Mr. John E. Seago was appointed to fill the remaining vacancy on the Board. The newly elected directors will hold office until the next annual meeting of stockholders.

A summary of the material terms of each of the definitive agreements and arrangements entered into as a result of such management change is provided below. The definitive agreements are filed as exhibits to this Current Report on Form 8-K (the "Current Report").

(1) Employment Agreement with Grant G. Emms

Effective July 29, 2005, the Registrant entered into an employment agreement with Grant G. Emms as President and Chief Executive Officer (the "Emms Employment Agreement"). The full text of the Emms Employment Agreement is filed as Exhibit 10.1 to this Current Report and is incorporated herein by this reference. The following discussion provides a summary of the material terms of the Emms Employment Agreement which discussion is qualified in its entirety by reference to the entire text of the Emms Employment Agreement.

The Emms Employment Agreement provides for an initial annual base salary of £160,000. The Agreement also provides for annual reviews of such salary by the Registrant's Board of Directors who shall determine whether an adjustment to such annual salary is appropriate. During the first year of the Agreement, it may be terminated by either party, without cause upon six months notice. Subsequent to the first year of the Agreement, it may be terminated, without cause, by the employee with six months notice and the Registrant with eighteen months notice. Upon the event of a change in control of the Registrant, as defined, such notice increases to twenty four months. The Agreement also grants Mr. Emms fully vested stock options to purchase 1,000,000 shares of the Registrant's common stock at $0.50 per share.

(2) Employment Agreement with Stephen F. Noser

Effective July 29, 2005, the Registrant entered into an employment agreement with Stephen F. Noser as Executive Vice President and General Counsel (the "Noser Employment Agreement"). The full text of the Noser Employment Agreement is filed as Exhibit 10.2 to this Current Report and is incorporated herein by this reference. The following discussion provides a summary of the material terms of the Noser Employment Agreement which discussion is qualified in its entirety by reference to the entire text of the Noser Employment Agreement.

The Noser Employment Agreement provides for an initial annual base salary of $250,000. The Agreement also provides for annual reviews of such salary by the Registrant's Board of Directors who shall determine whether an adjustment to such annual salary is appropriate. During the first year of the Agreement, it may be terminated by either party, without cause upon six months notice. Subsequent to the first year of the Agreement, it may be terminated, without cause, by the employee with six months notice and the Registrant with eighteen months notice. Upon the event of a change in control of the Registrant, as defined, such notice increases to twenty four months. The Agreement also grants Mr. Noser fully vested stock options to purchase 1,000,000 shares of the Registrant's common stock at $0.50 per share.

(3) Employment Agreement with Randal B. McDonald, Jr.

Effective July 29, 2005, the Registrant entered into an employment agreement with Randal B. McDonald, Jr. as Senior Vice President and Chief Financial Officer (the "McDonald Employment Agreement"). The full text of the McDonald Employment Agreement is filed as Exhibit 10.3 to this Current Report and is incorporated herein by this reference. The following discussion provides a summary of the material terms of the McDonald Employment Agreement which discussion is qualified in its entirety by reference to the entire text of the McDonald Employment Agreement.

The McDonald Employment Agreement provides for an initial annual base salary of $225,000. The Agreement also provides for annual reviews of such salary by the Registrant's Board of Directors who shall determine whether an adjustment to such annual salary is appropriate. During the first year of the Agreement, it may be terminated by either party, without cause upon six months notice. Subsequent to the first year of the Agreement, it may be terminated, without cause, by the employee with six months notice and the Registrant with eighteen months notice. Upon the event of a change in control of the Registrant, as defined, such notice increases to twenty four months. The Agreement also grants Mr. McDonald fully vested stock options to purchase 1,000,000 shares of the Registrant's common stock at $0.50 per share.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Item 5.02(b) Resignation of Principal Executive Officer

On August 25, 2005, in connection with his assumption of the duties and responsibilities associated with the office of Senior Vice-President and General Counsel, Stephen F. Noser relinquished his duties as President and Chief Executive Officer. On the same date, Mr. Noser relinquished his position as Chairman of the Board of Directors, but continues serving as a member of the Board of Directors.

The resignation of Mr. Noser was not the result of any disagreement with the Registrant on any matter relating to the Registrant's operations, policies or practices.

Item 5.02(c) Appointment of Principal Executive Officer

On August 25, 2005, the Registrant's Board of Directors appointed Grant G. Emms as its President and Chief Executive Officer, effective as of August 25, 2005, which appointment was memorialized by the execution of an employment agreement. The information provided under Item 1.01 above under the section captioned "Employment Agreement with Grant G. Emms" provides a summary of the material terms of the employment agreement and is incorporated into this Item by this reference.

Business Experience and Directorships: Mr. Emm's business experience during the past five years is provided below:

Mr. Emms was one of the founders of Viking International Petroleum PLC ("Viking") in 2002. In 2003 the company acquired the North Yorkshire Gas Project. Mr. Emms has over 29 years of industry experience both foreign and domestic, including a combined twenty years of senior level experience with AMOCO Production Company and Canadian Occidental Petroleum, Ltd. Mr. Emms received his Bachelors in Science Geophysics from the University of British Columbia in 1976, with honors. From 1976 through 1992, Mr. Emms held various positions with AMOCO Production Company domestically and overseas including Exploitation Manager – Gulf of Suez, Egypt, Exploration Manager Trinidad – Latin America and served as the Exploration Representative to the AMOCO Management Committee in Chicago for both International Regions. Grant was employed with Canadian Occidental Petroleum Ltd. (now NEXEN Inc.) from 1992 through 1997 as the Regional Vice President responsible for all aspects of the company's exploration and production business in Asia, Latin America and the CIS (former Soviet Union). From 1997 through 2001, Mr. Emms served as President and Chief Executive Officer for Vanguard Oil Corporation. While employed with Vanguard, Mr. Emms recruited a highly talented, experienced team to conduct the international operations and produce technical work to top industry standards in a small company environment. In 2001, Bitech and Lukoil acquired Vanguard due to its portfolio of highly prospective Egyptian properties. Mr. Emms has served as Chairman, Chief Executive Officer and Partner of Saragon (Overseas) Limited, a privately held company formed in 2001 specifically for developing oil and gas projects in Southern Europe, North Africa and the Caspian area. His professional affiliations include active membership with the Association of International Petroleum Negotiators, Society of Exploration Geophysicists and American Association of Petroleum Geologists. Mr. Emms is proficient in Spanish, French and knowledgeable in German and Arabic. He is a current resident of the United Kingdom, a citizen of Canada and a former United States green card holder.

Family Relationships: There are no family relationships between Mr. Emms and any of the other executive officers or directors of the Registrant.

Related Party Transactions: Mr. Emms is President and Director of Viking International Petroleum PLC, which was acquired by the Registrant effective July 29, 2005.

Item 5.02(d) Election of New Directors

(1)   Election of Grant G. Emms to the Board

On August 25, 2005, the Board of Directors, in connection with the Registrant's engagement of Grant G. Emms as its President and Chief Executive Officer, elected Mr. Emms as a Director effective as of August 25, 2005.

(2)   Election of R. Desmod McVeigh as Chairman

On the same date, the Board of Directors elected, effective as of August 25, 2005, R. Desmond McVeigh as Chairman of the Board of Directors to serve in such capacity until the election of his successor by the Registrant's stockholders or his earlier resignation or removal.

Business Experience and Directorships: Mr. McVeigh's business experience during the past five years is provided below:

Mr. McVeigh joined the board of Viking in December 2003. Mr. McVeigh is an international banker with over 35 years experience spanning a career in merchant banking, corporate finance, capital markets, trade, energy and project finance. Having originally qualified as an international lawyer, Desmond joined Citibank where he specialized in project finance for oil and gas development in the North Sea. As a specialist in oil finance, Desmond also worked for a number of years as a banker in charge of international oil, gas and petrochemical projects in Saudi Arabia. Later, Desmond joined Lloyds Merchant Bank with responsibility for capital market activities in Northern Europe and for international petroleum and petrochemical companies. In 1993, Desmond was appointed by the U.K. Government to the role of Chief Executive of the Industrial Development Board of Northern Ireland where he was instrumental in the province's success in attracting inward investment, in boosting exports, increasing employment and assisting companies to become more internationally competitive. Later, Desmond led an official U.K. trade delegation to China, which was the first of several trips to China where Desmond has formed strong relationships with senior Chinese officials. In 2001, Desmond became Executive Chairman of Asia Broadband Inc., which he helped develop into one of the leading international media content providers in China. Desmond is married and lives in Surrey, England.

In consideration for his services in such capacity, Mr. McVeigh will receive £24,000 per year. In addition, the Registrant granted Mr. McVeigh fully vested stock options to purchase 1,000,000 shares of the Registrant's common stock at $0.50 per share.

Family Relationships: There are no family relationships between Mr. McVeigh and any of the other executive officers or directors of the Registrant.

Related Party Transactions: Mr. McVeigh is a Director of Viking International Petroleum PLC, which was acquired by the Registrant effective July 29, 2005. In conjunction with such acquisition, Mr. McVeigh received 24,023 shares of the Registrant's common stock, and stands to receive an additional 96,091 shares if certain defined goals are met or six months passes, unless there is a foreclosure on the assets of Viking's subsidiary.

(3) Election of John E. Seago as Director

On August 25, 2005, the Board of Directors elected John E. Seago as a Director effective as of August 25, 2005.

Business Experience and Directorships: Mr. Seago's business experience during the past five years is provided below:

During the past five years Mr. Seago has been a partner with the law firm of Seago & Carmichael, or its predecessors, in Baton Rouge, Louisiana.

Family Relationships: There are no family relationships between Mr. Seago and any of the other executive officers or directors of the Registrant.

Related Party Transactions: Mr. Seago is a partner in the firm of Seago & Carmichael which has represented the Registrant in certain legal matters.

Item 9.01 Financial Statements and Exhibits.

The following documents are filed as exhibits to this report:

Exhibit 10.1: Emms Employment Agreement

Exhibit 10.2: Noser Employment Agreement

Exhibit 10.3: McDonald Employment Agreement

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTEX ENERGY, INC.

Date: August 31, 2005   By: /s/ Randal B. McDonald, Jr.
                                                       Randal B. McDonald, Jr.
                                                       Chief Financial Officer